SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 19 REC'D
DIVISION OF TRADING & MARKETS

DB

19005460

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pubvest Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Montgomery Street, Suite 1120
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Roberts 415-940-7009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries, LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Parkway,Suite 700 (Address) Denver (City) CO (State) 80237 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Christopher Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pubvest Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FINOP

Title

____

Notary Public

In the County of Weber, State of Utah, on this 12 day of February, 2019, a notary public, personally appeared Christopher Roberts, proved on the basis of satisfactory evidence to be the person(s) whose name(s) (is/are) subscribed to this instrument, and acknowledged (he/she/they) executed the same.

Notary Signature and seal

MADELINE TAYLOR
NOTARY PUBLIC • STATE OF UTAH
COMMISSION NO. 687446
COMM. EXP. 03/03/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBVEST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash		$29,398

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
	Accounts payable and accrued expenses	$6,060
COMMITMENTS AND CONTINGENCIES (Note 3 & 4)		
MEMBER'S EQUITY		$23,338
TOTAL LIABILITIES AND MEMBER'S EQUITY		$29,398

The accompanying notes are an integral part of this financial statement.

Pubvest Securities, LLC

To Whom It May Concern,

Pubvest Securities, LLC (the "Firm"), claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i) for the fiscal year ended December 31, 2018. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer]'

The Firm met the identified exemption provisions from January 1, 2018 through December 31, 2018 without exception.

Sincerely,

Christopher Roberts

Christopher Roberts
FINOP

PUBVEST SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2018

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Pubvest Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pubvest Securities, LLC's (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

2018 is the first year Spicer Jeffries LLP has served as Pubvest Securities, LLC's auditor.

Denver, Colorado
February 11, 2019